Filed by Tesoro Logistics LP

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: QEP Midstream Partners, LP

Commission File No.: 001-36047

The following are excerpts of remarks relating to a proposal that Tesoro Logistics LP (“TLLP” or the “Partnership”) currently intends to make for a business combination transaction with QEP Midstream Partners, LP (“QEPM”) presented during a conference call held by TLLP and Tesoro Corporation (“Tesoro”) on October 20, 2014. The primary purpose of the conference call was to discuss TLLP’s execution of a definitive agreement to acquire QEP Field Services, LLC, a wholly owned subsidiary of QEP Resources, Inc. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from conference call on October 20, 2014:

Gregory J. Goff – Chief Executive Officer of TLLP

Following the closing of the QEP Field Services acquisition, TLLP intends to make a proposal to combine TLLP and QEPM.

Q&A from conference call on October 20, 2014:

Ed Westlake – Credit Suisse

Congratulations on the move into this business. As a quick, very simple question, what sort of EBITDA are you acquiring from QEP, and how much of a GP distribution is it that you are acquiring?

Steven Sterin – Vice President, Chief Financial Officer of TLLP

This is Steven Sterin. If you look at the Form 10 filed by QEPFS, in 2013 they had $233 million of EBITDA on a fully consolidated basis. So we will be acquiring that business in two steps. The first one today is the acquisition. And then at some point we’ll contemplate the remainder of the QEPM shares that are public…42% of that business. On the GP side, we will be acquiring the full 2% GP interest.

Jeremy Tonet – JP Morgan

I was just wondering if you might be able to provide a little bit more color, as far as – I think you alluded to the potential of folding in QEPM. What type of timeframe could that look like, or any factors that would influence your decision whether or not to do that?

Phillip M. Anderson – President of TLLP

After this transaction closes, we’ll work on a process to come up with the potential exchange of shares on that. At this point, that’s all we can say.

Paul Sankey – Wolfe Research

Finally, the share price of QEPM recently has been pretty epically lower. When was this deal finalized? Is that less than you would have paid three months ago? Or, have you accounted for the really significant shift in MLP valuations over the past four, five, six weeks?

Steven Sterin – Vice President, Chief Financial Officer of TLLP

I think the deal multiple stands on its own. If you look at historical projections, we think that this is an appropriate price given where the current market is. So we feel that’s reflected. In terms of QEPM, keep in mind that’s just a small part, the remainder of the deal. So what we are acquiring today, is the lion’s share of the earnings of the business. So the rest of the QEPM public shares, the 42%, will be dealt with later.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. The communication contains information relating to a proposal that Partnership currently intends to make for a business combination transaction with QEPM. If such proposal is pursued and subject to future developments, the Partnership (and, if a negotiated transaction is agreed upon, QEPM) may file a proxy statement/prospectus and other documents with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF QEPM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of QEPM. Investors and security holders will be able to obtain free copies of these documents (if and when they become available) and other documents filed with the SEC by the Partnership and/or QEPM through the web site maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, Tesoro Logistics LP, 19100 Ridgewood Parkway, San Antonio, Texas 78259 or at Tesoro Logistics LP’s Investor Relations website at http://www.tesorologistics.com.

The Partnership, QEPM and the directors and executive officers of their respective general partners and certain other persons may be deemed to be participants in the solicitation of proxies with respect to any proposed business combination between the Partnership and QEPM. Information regarding the directors and executive officers of the Partnership’s General Partner is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 24, 2014. Information regarding the directors and executive officers of QEPM’s General Partner is available in QEPM’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 20, 2014. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available).

Forward-Looking Statements

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to, changes in the expected benefits of our transactions relating to our acquisitions from Tesoro and acquisitions from third parties, including our acquisition of QEP Field Services, LLC and the potential combination with QEPM, or our ability to integrate the operations we expect to acquire in such transactions, and our ability to consummate the acquisition of QEP Field Services, LLC, the potential combination with QEPM and any anticipated financing transactions in connection therewith. For more information concerning factors that could affect these statements see our annual report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, after the date hereof.